RATIO OF EARNINGS TO FIXED CHARGES

Praxair, Inc. and Subsidiaries

Exhibit 12.01

	Quarter Ended March 31,	Year Ended December 31,
(Dollar amounts in millions, except ratios)	2006	2005	2004	2003	2002	2001

Pre-tax income from continuing operations before
adjustment for minority interests in consolidated
subsidiaries or income or loss from equity
investees	$314	$1,130	$948	$771	$717	$576
Capitalized interest	(4)	(11)	(7)	(9)	(9)	(17)
Depreciation of capitalized interest	4	14	13	12	12	11
Dividends from less than 50%-owned
companies carried at equity	1	17	11	19	9	5
Adjusted pre-tax income from continuing
operations before adjustment for minority
interests in consolidated subsidiaries or income
or loss from equity investees	$315	$1,150	$965	$793	$729	$575

Fixed charges:
Interest on long-term and short-term debt	$38	$163	$155	$151	$206	$224
Capitalized interest	4	11	7	9	9	17
Rental expenses representative
of an interest factor	8	32	29	31	32	37
Preferred stock dividend requirements of
consolidated subsidiaries	-	-	1	-	1	2
Total fixed charges	50	206	192	191	248	280
Less: preferred stock dividend requirements of
consolidated subsidiaries	-	-	(1)	-	(1)	(2)
Total fixed charges less preferred stock dividends	$50	$206	$191	$191	$247	$278

Pre-tax income from continuing operations before
adjustment for minority interests in consolidated
subsidiaries or income or loss from equity
investees plus fixed charges and preferred stock
dividend requirements of consolidated
subsidiaries	$365	$1,356	$1,157	$984	$977	$855
Less: preferred stock dividend requirements of
consolidated subsidiaries	-	-	(1)	-	(1)	(2)
Total earnings less preferred stock dividends	$365	$1,356	$1,156	$984	$976	$853

RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS	7.3	6.6	6.0	5.2	3.9	3.1

RATIO OF EARNINGS TO FIXED CHARGES	7.3	6.6	6.1	5.2	3.9	3.1